Exhibit 99.2

Oatly Contemplates Issuance of Nordic Bonds to Prepay Term Loan B and Repurchase and Cancel Certain U.S. Convertible Notes

The Launch is Accompanied by Entry into Commitment Letter for New SEK 750 million Super Senior Revolving Credit Facility and Agreements for Repurchase and Cancellation of Certain Convertible Senior PIK Notes due 2028

September 9, 2025 (Malmö): Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”) announced today that it (i) will participate in a series of investor meetings to pursue the issuance of SEK denominated senior secured floating rate bonds (the “Nordic Bonds”), (ii) has entered into a commitment letter for a new SEK 750 million super senior revolving credit facility contemplated to become effective following settlement of the Nordic Bonds, and (iii) has entered into Convertible Note Repurchase Agreements (the “Repurchase Agreements”) with certain holders (the “Selling Noteholders”) of our 9.25% Convertible Senior PIK Notes due 2028 (CUSIP No. 67421J AC2) (the “U.S. Notes”). Collectively, these actions are intended to improve the costs related to and terms associated with the Company’s capital structure while not raising additional financing.

Nordic Bonds

The Company will participate in a series of investor meetings to pursue the issuance of the Nordic Bonds. The Nordic Bonds have an expected initial issue amount of SEK 1,700 million under a framework of SEK 2,700 million and an expected tenor of 4 years subject to certain early redemption features. The Company intends to use the proceeds from the Nordic Bonds to prepay the group’s existing $130 million term loan B credit facility in full, to repurchase and cancel certain of its U.S. Notes as further described below and to pay related transaction costs. The issuance of the Nordic Bonds is subject to prevailing market conditions.

The Nordic Bonds have not been, and will not be, registered under the United States Securities Act of 1933, as amended. They may not be offered or sold in the United States, except pursuant to an exemption from the registration requirements of the Securities Act. No public offering will be made in the United States and the information contained herein does not constitute an offer of securities for sale in United States, Canada, Australia, Hong Kong, Italy, New Zealand, the Republic of South Africa, the Republic of Cyprus, the United Kingdom or Japan or any other jurisdiction where such distribution or such offer would require any further measures from Oatly, the bookrunners or any other party or would be prohibited by applicable law.

SEK 750 million Super Senior Revolving Credit Facility Commitment Letter

On September 9, 2025, the Company entered into a commitment letter reflecting a commitment from JP Morgan, Nordea and Rabobank to, following settlement of the Nordic Bonds, replace the Company’s existing revolving credit facility with a SEK 750 million secured and guaranteed super senior revolving credit facility, which would have a tenor of two years and six months (subject to a 15 months’ uncommitted extension option) and an initial margin of 4.00% p.a. and be coupled with an uncommitted incremental revolving facility option of up to SEK 750 million.

The commitments under the commitment letter, which is valid up until December 19, 2025, are subject to, among other things, execution of satisfactory long-form documentation on the terms set out in the agreed term sheet and satisfaction of the agreed conditions precedent thereunder.

Repurchase and Cancellation of Certain Convertible Senior PIK Notes due 2028

On September 9, 2025, the Company entered into Convertible Note Repurchase Agreements with the Selling Noteholders holding U.S. Notes. The Company will deliver to the Selling Noteholders a mix of (a) cash in an aggregate amount of approximately $24.7 million and (b) the Company’s American Depositary Shares (“ADSs”) in an aggregate amount of 898,134 ADSs in exchange for an aggregate amount of approximately $42.9 million U.S. Notes held by the Selling Noteholders. Settlement of the transactions contemplated by the Repurchase Agreements (the “U.S. Note

Repurchase”) is subject to customary closing conditions, including successful settlement of the Nordic Bonds, and is expected to occur after settlement of the Nordic Bonds and the refinancing of the Company’s existing term loan B facility. Upon closing of the U.S. Note Repurchase, the U.S. Notes sold by the Selling Noteholders will be deemed cancelled and no longer outstanding.

Additional information regarding the foregoing transactions may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. There can be no assurances that the transactions will be completed as described herein or at all.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2025, profitability improvement, profitable growth in 2025, long-term growth strategy, expected capital expenditures, anticipated returns on our investments, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, plans to achieve profitable growth and anticipated cost savings and efficiencies as well as statements that include the words “expect”, “intend”, “plan”, “believe”, “project”, “forecast”, “estimate”, “may”, “should”, “anticipate”, “will”, “aim”, “potential”, “continue”, “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our ability to consummate the transactions discussed herein on terms favorable to us or at all, our history of losses and how we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy and materials; how our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell us; how a failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations; those concerning our cash and cash equivalents maintained at financial institutions, often in balances that exceed federally insured limits; any damage or disruption at our production facilities, which manufacture the primary components of all our products; harm to our brand or reputation due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations; food safety and food-borne illness incidents or other safety concerns that have led to product recalls and how such events may in the future materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings; how a failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business; we may not be able to compete successfully in our highly competitive markets; risks from consolidation of customers or the loss of a significant customer; a reduction in sales of our oatmilk varieties, which contribute a significant portion of our revenue, would have an adverse effect on our business, financial condition and results of operations; relying heavily on our co-manufacturing partners; our strategic partnerships with co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy; failure by our logistics providers to deliver our products on time, or at all, could result in lost sales; that we may not successfully ramp up operations at any of our facilities, or these facilities may not operate in accordance with our expectations; a failure to effectively expand our processing, manufacturing and production capacity through existing facilities, or a failure to find acceptable co-manufacturing or co-manufacturing partners to help us expand, as we continue to grow and scale our business to a steady operating level; failure to develop and maintain our brand; failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow; a failure to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or a failure to derive revenue from our existing customers consistent with our historical performance;

consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected; a failure to manage our future growth effectively; impairment charges for long-lived assets and other exit costs in connection with our production facilities, and how we may need to recognize further costs in the future; sustainability risks (including environmental, climate change, uncertainty about future related mandatory disclosure requirements, and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation; reliance on information technology systems and how any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business; how cybersecurity incidents or other technology disruptions could negatively impact our business and our relationships with customers; risks associated with how our customers generally are not obligated to continue purchasing products from us; difficulties as we expand our operations into countries in which we have no prior operating experience; risks associated with the international nature of our business; the successful execution of the strategic review of the Company’s Greater China operations, the outcome of the strategic review and the market reaction thereto; how our operations in China could expose us to substantial business, regulatory, political, financial and economic risks; our strategic reset in Asia may not be successful; if we fail to comply with trade compliance and economic sanctions laws and regulations of the United States, the EU and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations; packaging costs are volatile and may rise significantly; how fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations; how litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business; our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; failure to retain our senior management or to attract, train and retain qualified employees; if we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed; our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost; disruptions in the worldwide economy; macroeconomic conditions, including rising inflation, interest rates and supply chain constraints; global conflicts, other effects of ongoing wars and conflicts, and increasing geopolitical tensions and changes to international trade policies, treaties and tariffs, including as a result of the emergence of a trade war; the risk that legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties; how our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations; changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, financial condition and results of operations; how we are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations; failure to protect our intellectual property, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success; if we are unable to remediate material weaknesses, or if other material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner; how our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 13, 2025 and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Contact:

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com